
April 18, 2023

Razvan Radulescu
Chief Financial Officer
Blue Bird Corp
3920 Arkwright Road, 2nd Floor
Macon, Georgia 31210

      Re: Blue Bird Corp
          Form 10-K for the Fiscal Year Ended October 1, 2022
          Filed December 12, 2022
          File No. 001-36267

Dear Razvan Radulescu:

We have reviewed your April 12, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 28, 2023 letter.

Form 10-K for the Fiscal Year Ended October 1. 2022

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 26

1.   We note your response to prior comment 1. Please tell us how your discussions in the Management's Discussion and Analysis of Financial Condition and Results of Operations provide disclosures of known trends or uncertainties that are reasonably likely to have a material impact on the Company's cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the rising interest rates given that you do not have plans to enter into mitigating interest rate risk arrangements at this time. Refer to Rule 303(b) of Regulation S-K.

<u>Key Non-GAAP Financial Measures We Use to Evaluate Our Performance, page 31</u>

2.   In response to prior comment 2, you stated that the product redesign initiatives costs were incurred to meet or exceed certain government-mandated regulations, and that they occur infrequently and not on a set cadence. Please tell us when these expenses were incurred most recently by the Company prior to fiscal 2022.

      You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Melissa Gilmore, Senior Staff Accountant, at 202-551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing